June 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Russell Mancuso

Re:	Hennessy Capital Acquisition Corp. III
Registration Statement on Form S-1 Filed May 30, 2017, as amended File No. 333-218341

Dear Mr. Mancuso:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Hennessy Capital Acquisition Corp. III that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on June 22, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 2,741 copies of the Preliminary Prospectus dated June 14, 2017 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

Credit Suisse Securities (USA) LLC,
as Representative of the Several Underwriters

By:	/s/ Chris Eby
Name:	Chris Eby
Title:	Managing Director

[Signature Page to Underwriter Acceleration Request Letter]